ROCKWELL VENTURES INC.
CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED FEBRUARY 29, 2004

(Expressed in Canadian Dollars)

(Unaudited)

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	February 29, 2004	May 31, 2003
	(unaudited)	(audited)

ASSETS

Current assets
Cash and equivalents	$2,756,032	$18,536
Marketable securities (note 5)	58,400	8,400
Amounts receivable and prepaid	152,812	24,820
Reclamation deposit (notes 6(d) and 11)	–	70,000
	2,967,244	121,756

Security deposit (note 6(b))	28,935	28,935
Mineral property interests (note 6)	96,857	46,857

	$3,093,036	$197,548

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$106,684	$11,089
Due to related parties (note 9)	558,850	244,914
	665,534	256,003

Shareholders' deficit
Share capital (note 8)	11,645,637	8,697,652
Contributed surplus (note 8(e))	364,455	–
Deficit	(9,582,590)	(8,756,107)
	2,427,502	(58,455)
Nature and continuance of operations (note 1)
Commitments (note 14)
Subsequent events (note 15)

	$3,093,036	$197,548

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Feb. 29		Nine months ended Feb. 29
	2004	2003	2004	2003

Expenses
Exploration (note 7)	$477,629	$217,248	$622,248	$361,780
Exploration - stock-based compensation	143,500	–	158,493	–
Legal, accounting and audit	15,430	6,152	30,275	13,686
Office and administration	135,664	74,224	252,271	186,134
Shareholder communications	8,469	43,263	14,852	55,250
Stock-based compensation (note 8(c))	179,523	–	205,962	–
Trust and filing	22,359	6,338	31,448	11,004
Travel and conferences	29,174	42	29,422	12,190
	1,011,748	347,267	1,344,971	640,044

Other items
Foreign exchange	22,333	15,112	21,760	14,301
Bad debt recovery	480,500	–	480,500	–
Interest income	14,651	449	16,228	2,269
Write-down of marketable securities	–	–	–	(16,818)
	517,484	15,561	518,488	(248)

Loss for the period	$(494,264)	$(331,706)	$(826,483)	$(640,292)

Basic and diluted loss
per common share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted average number of
common shares outstandin g	80,436,764	55,199,275	61,392,824	54,868,763

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
			Nine months ended Feb. 29
			2003	2002
Deficit, beginning of period, as restated			$(8,756,107)	$(7,901,799)
Loss for the period			(826,483)	(640,292)
Deficit, end of period, as restated			$(9,582,590)	$(8,542,091)

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Feb. 29		Nine months ended Feb. 29
Cash provided by (applied to):	2004	2003	2004	2003

Operating activities
Loss for the period	$(494,264)	$(331,706)	$(826,483)	$(640,292)
Items not affecting cash:
Write-down of marketable securities	–	–	–	16,817
Share-based compensation	323,023	–	364,455	–
Changes in non-cash working capital items:
Amounts receivable and prepaids	(93,954)	8,805	(127,992)	46,791
Accounts payable and accrued liabilities	104,313	(13,149)	95,595	(103,787)
Cash used in
operating activities	(160,882)	(336,050)	(494,425)	(680,471)

Investing activities
Marketable securities	(50,000)	–	(50,000)	–
Mineral property interest	(50,000)	–	(50,000)	–
Reclamation deposit	–	–	70,000	–
Security deposit	–	2,596	–	(32,657)
Cash provided by (used in)
investing activities	(100,000)	2,596	(30,000)	(32,657)

Financing activities
Due to related parties	88,903	162,325	313,936	511,837
Issuance of share capital, net of issue costs	2,906,755	–	2,947,985	186,002
Cash provided by
financing activities	2,995,658	162,325	3,261,921	697,839

Increase (decrease) in cash and equivalents
during the period	2,734,776	(171,129)	2,737,496	(15,289)
Cash and equivalents, beginning of period	21,256	197,595	18,536	41,755

Cash and equivalents, end of period	$2,756,032	$26,466	$2,756,032	$26,466

Supplemental disclosure:
Interest paid during the period			$-	$-
Income taxes paid during the period			$-	$-

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended February 29, 2004 (Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Ventures Inc. (the "Company") is incorporated under the Company Act of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Chile and Canada and have also been in Brazil.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred operating losses since its inception. Consequently, the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. However, there can be no assurance that the Company will be able to secure additional financial resources nor achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., 639154 BC Ltd. and Minera Ricardo Resources Inc. S.A., and for the year ended May 31, 2001 N3C Resources Inc., N4C Resources Inc. and Rockwell Mineracao Limitada. All material intercompany balances and transactions have been eliminated upon consolidation.

The Company's subsidiary Minera Ricardo Resources Inc. S.A. ("Ricardo") was incorporated on August 5, 1997 under the laws of Chile and commenced active business on January 1, 1998.

In March 2000, the Company incorporated two subsidiaries, N3C Resources Inc. ("N3C") and N4C Resources Inc. ("N4C") under the laws of the Cayman Islands. Rockwell Mineracao Limitada ("Mineracao"), a wholly-owned subsidiary of N4C Resources Inc., was incorporated on March 23, 2000 under the laws of Brazil. N4C Resources Inc. held 99.90% of the shares of Rockwell Mineracao Limitada and N3C Resources Inc. held the remaining 0.10% of the shares. In January 2002, the Company sold its interests in N3C, N4C and Mineracao for 120,000 free trading common shares of Geostar Metals Inc. at a then-fair-value of $0.25 per share, or net consideration of $30,000 (note 5).

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended February 29, 2004 (Expressed in Canadian Dollars)

(b)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(c)	Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value.

(d)	Reclamation deposits

Reclamation deposits are recorded at cost.

(e)	Mineral property interests

The acquisition costs of mineral properties are deferred until the property is placed into production, sold or abandoned or management has determined there to have been an impairment in value. These deferred acquisition costs will be amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest. Costs for properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred, or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

(f)	Values

The amounts shown for the mineral property interests represent costs accumulated to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

(g)	Environmental and reclamation costs

Environmental, reclamation and site restoration costs are charged to operations in the period incurred.

(h)	Foreign currency translation

All of the Company's foreign operations are integrated.

Monetary assets and liabilities of the Company's integrated foreign subsidiaries are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended February 29, 2004 (Expressed in Canadian Dollars)

market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains and losses are expensed.

(i)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(j)	Stock-based compensation

The Company accounts for all non-cash share-based payments to non-employees, and employee awards that are direct awards of shares, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after June 1, 2002, using the fair value method.

Under the fair value method, share-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash share-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash share-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Prior to June 1, 2003, no compensation cost was required to be recorded for all other non-cash share-based employee compensation awards. Pursuant to new accounting standards, the Company commenced accounting for non-cash share-based payments to employees using the fair value method, on a prospective basis, effective June 1, 2003. There has been no effect on any prior periods presented.

Under the fair value method, compensation cost attributable to awards to employees that are direct awards of share, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight- line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration paid upon the exercise of share purchase options is credited to share capital.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended February 29, 2004 (Expressed in Canadian Dollars)

(k)	Future income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(l)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

At February 29, 2004, a total of 42,665,500 potentially dilutive shares were excluded from the determination of diluted loss per share.

(m)	Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

4.	CHANGE IN ACCOUNTING POLICY

During the fiscal year ended May 31, 2002, the Company changed its method of accounting for mineral property exploration costs from deferring expenditures, pending a decision as to the commercial viability of a property, to expensing such costs until the completion of a feasibility study. This change was applied retroactively with restatement of all prior periods presented.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended February 29, 2004 (Expressed in Canadian Dollars)

As a result of the change in accounting policy, adjustments were made to the Consolidated Statements of Operations and Deficit as follows:

Consolidated Statements of Operations and Deficit
For the years ended May 31	2002	2001

Deficit, beginning of year as previously reported	$5,245,773	$907,698
Exploration costs expensed	902,662	1,106,595
Deficit, beginning of year as restated	6,148,435	2,014,293

Loss for the year as previously reported	1,753,364	4,338,075
Exploration costs expensed	–	(203,933)
Loss for the year as restated	1,753,364	4,134,142

Deficit, end of year as restated	$7,901,799	$6,148,435

5.	MARKETABLE SECURITIES

Marketable securities are comprised of the following:

	February 29,	May 31,
	2004	2003
Geostar Metals Inc.,
120,000 (May 31, 2003 – 120,000) common shares
Market value $36,000 (May 31, 2003 - $8,400)	$8,400	$8,400
GMD Resource Corp., (note 6(a))
500,000 common shares
Market value $120,000	50,000	–

Total marketable securities	$58,400	$8,400

6.	MINERAL PROPERTY INTERESTS

	Royce	Ricardo	Haut Plateau
Acquisition Costs	Property	Property	Property	Total

Balance at May 31, 2003	$–	$46,857	$–	$46,857
Balance at February 29, 2004	50,000	46,857	–	96,857

Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to all of its mineral properties and, to the best of its knowledge and belief, titles to all of its properties are in good standing.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended February 29, 2004 (Expressed in Canadian Dollars)

(a)	Royce Diamond Property, Canada

On February 10, 2004, the Company received approval from the TSX Venture Exchange ("TSXV"), for its property option agreement with GMD Resource Corp. ("GMD"), a company listed on the TSXV to acquire up to a 60% interest in the Royce Diamond Claims ("the Royce Claims"). The Royce Claims, aggregating in excess of 63,900 hectares, are located within the Slave Geological Province, 110 kilometres north-northwest of Yellowknife, Northwest Territories.

The Company can earn a 60% interest in the Royce Claims through payments of cash, private placements into GMD, and project expenditures totaling $10 million over five years, or sooner. The Company agreed to pay GMD $50,000 cash and subscribe to a $50,000 private placement into GMD, upon acceptance of the agreement by the TSXV. The Company is committed to project expenditures of $250,000 for drill target refinement within the first year. Thereafter, in order to exercise the option the Company is required to carry out a $500,000 core drilling program by November 16, 2004, followed by option payments of $200,000 (comprised of cash, units of the Company and GMD private placements), and project expenditures of $1.875 million in each of years two and three, whereupon the Company as operator would earn a 51% interest in the Royce Claims.

The Company also has the right to acquire an additional 9% interest in the Royce Claims over the following two years. The Company can obtain the first 4.5% interest by paying GMD $500,000 in cash or shares on or before January 10, 2007 and making $2 million in further expenditures or contribution to a joint venture on or before November 16, 2007. The Company would then hold a 55.5% interest in the Royce Claims and could earn another 4.5%, to bring its operator interest to 60%, by paying GMD a further $500,000 in cash or shares and making $2 million in additional expenditures or contribution to a joint venture on or before November 16, 2008.

Subsequent to the quarter end, on April 6, 2004, the Company terminated its option to earn a 60% interest in the Royce Claims.

(b)	Ricardo Property, Chile

The Company holds a 100% interest in certain mineral exploration and exploitation concessions totaling approximately 16,400 hectares in the Calama Mining District in Chile. The Corporación Nacional del Cobre de Chile ("Codelco"), the Chilean national copper company, is currently erecting housing and other infrastructure in certain areas of the Ricardo Property, as part of a relocation project of its workers at Chuquicamata. The Company believes this construction usurps the Company's constitutional mining rights. Accordingly, in order to preserve access to its mineral concessions, in November 2002 the Company applied for several easements on its Ricardo Property, and an injunction to prevent Codelco from further developing its construction project over the Company's mining rights. These matters are before the law courts of Chile. Pursuant to the terms of the easement application, a refundable deposit of 15 million Chilean pesos ($28,935) was lodged with the authorities.

On January 30, 2004, Ricardo signed a Letter of Understanding with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"), whereby Rio Tinto can acquire a 100% interest in a majority of the claims which make up the Ricardo property. Rio Tinto can earn its interest under the Letter of Understanding by making annual options payments over a four year period, totaling US$6 million, as well as paying all property taxes and property maintenance costs for the duration of the agreement. To keep the option in good standing, Rio Tinto must also spend US$4 million on exploration on the property during the four years, of which Rio Tinto has committed to an

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended February 29, 2004 (Expressed in Canadian Dollars)

expenditure of US$250,000 and 2,000 metres of drilling in the first year. Rockwell will retain a 1% net smelter royalty ("NSR"), with Rio Tinto also having the option to purchase the first 0.5% of the NSR for US$5 million and the remaining 0.5% of the NSR for US$7 million.

(c)	Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Taseko Mines Ltd., ("Taseko") with certain directors in common with the Company. Under the terms of the Agreement, Taseko granted to the Company rights to earn joint venture working interests, subject to a maximum of $200,000, on certain exploration properties located in the vicinity of the Gibraltar mine property. For a period of 150 days after the Company has earned its working interests, Taseko has the right to purchase their interests at 110% in cash or in common shares of the Company (at Taseko's option). If Taseko elects to issue common shares, the common shares to be issued upon exercise will be valued at the weighted average ten-day trading price as traded on the TSX Venture Exchange.

During the quarter ended February 29, 2004, the Company had earned an interest in these properties to the extent of $200,000.

Subsequent to the quarter end, Taseko exercised its call right. This share issue is subject to regulatory approval and applicable hold periods.

(d)	Haut Plateau Property, Canada

On November 15, 2001, the Company entered into an assignment agreement with HDGI, whereby HDGI agreed to assign to the Company for nominal consideration its earn-in option from Falconbridge Limited on a nickel-copper-cobalt discovery located in eastern Canada. The Company had the right to operate and, at its option, acquire a 60% participating joint venture interest in the property by incurring $10 million in staged exploration expenditures by April 30, 2006. The first $1 million of expenditures, inclusive of a $70,000 reclamation deposit, was to be expended by May 31, 2002, which date was extended and the Company subsequently fulfilled the first year earn-in requirements during the year ended May 31, 2003. Upon the Company earning a 60% interest, a joint venture was to be formed with each party paying its proportionate share of expenses. Falconbridge had a back-in right to convert its 40% interest to a 60% interest by completing and funding a positive bankable feasibility study and arranging the financing and requisite completion guarantees for development of a mine.

In November 2002 the Company decided to terminate its option to earn a 60% participating joint venture interest from Falconbridge Limited. At May 31, 2003 the Company had $70,000 held in trust as a reclamation deposit. On June 11, 2003 this deposit was returned to the Company (note 11).

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended February 29, 2004 (Expressed in Canadian Dollars)

7.	EXPLORATION EXPENSES

				Nine months
				ended	Year ended
	Royce	Ricardo		Feb. 29,	May 31,
	Property	Property	Other	2004	2003

Assay and analysis	$2,950	$236	$–	$3,186	$9,875
Drilling	–	–	200,000	200,000	–
Engineering	–	–	–	–	8,963
Freight	7,442	–	–	7,442	–
Geological	54,374	19,414	–	73,788	145,200
Graphics	2,717	1,252	–	3,969	21,500
Helicopter	30,365	–	–	30,365	–
Property fees/assessments	–	40,390	–	40,390	124,225
Right of way income	–	–	–	–	(40,104)
Site activities	68,333	186,234	752	255,319	212,398
Travel and accommodation	7,722	67	–	7,789	199
Subtotal	$173,903	$247,593	$200,752	622,248	482,256
Stock-based compensation				158,493	–
Exploration expenses, including stock-based
compensation incurred during the period				780,741	482,256
Cumulative exploration expenses,
beginning of period				5,957,983	5,475,727
Cumulative exploration expenses,
end of period				$6,738,724	$5,957,983

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of 200,000,000 common shares, without par value.

(b)	Issued and outstanding common shares

		Number
Common shares issued:	Price	of Shares	Amount
Balance May 31, 2002		54,162,150	$8,512,758
Private placement August 2002 (note 8(d))	$0.20	1,037,125	184,894
Balance May 31, 2003		55,199,275	8,697,652
Warrants exercised	$0.22	96,500	21,230
Private placement December 2003 (i)	$0.08	37,500,000	2,925,255
Options exercised	$0.15	10,000	1,500
Balance February 29, 2004		92,805,775	$11,645,637

(i)
On December 31, 2003, the Company completed a private placement of 37,500,000 units at a price of $0.08 per unit for gross proceeds of $3,000,000. Of these, 17,250,000 were flow- through units. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share at a price of $0.10 for a two year

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended February 29, 2004 (Expressed in Canadian Dollars)

period. The warrants are subject to a 45 day accelerated expiry provision if, at any time after the regulatory four-month hold period, the closing price of the common shares of the Company is at least $0.18 for ten consecutive trading days.

(c)	Share purchase options

At its Annual and Extraordinary General Meeting held in November 2003, shareholders of the Company approved a Share Purchase Option Plan in accordance with the policies of the TSX Venture Exchange. Under this plan, the Company is authorized to grant options for up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option normally equals or exceeds the market price of the Company's shares as calculated on the date of grant. Options granted are for a term of no greater than five years.

The continuity of share purchase options for the period ended February 29, 2004 is:

	Exercise	May 31				Feb. 29
Expiry date	Price	2003	Granted	Exercised	Expired	2004
June 11, 2003	$0.16	27,000	–	–	(27,000)	–
November 21, 2003	$0.16	100,000	–	–	(100,000)	–
April 6, 2005	$0.16	50,000	–	–	–	50,000
May 9, 2005	$0.10	15,000	–	–	–	15,000
May 20, 2005	$0.10	45,000	–	–	–	45,000
May 20, 2005	$0.12	–	25,500	–	–	25,500
May 20, 2005	$0.15	–	4,965,000	(10,000)	–	4,955,000
May 20, 2005	$0.16	–	45,000	–	–	45,000
July 29, 2005	$0.10	–	30,000	–	–	30,000
		237,000	5,065,500	(10,000)	(127,000)	5,165,500

Weighted average exercise price		$ 0.14	$ 0.15	$ 0.15	$ 0.16	$ 0.15

Stock-based compensation

During the period ended February 29, 2004, the Company granted 5,065,500 share purchase options at various prices ranging from $0.10 to $0.16.

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the nine months ended February 29, 2004 have been reflected in the statement of operations as follows:

Exploration
Engineering	$57,005
Environmental, socioeconomic and land	3,229
Geological	98,259
158,493
Operations and administration	205,692
Total compensation cost recognized in operations,
credited to contributed surplus	$364,455

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended February 29, 2004 (Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options granted during the period were:

Risk free interest rate	3%
Expected life	1.5 years
Expected volatility	162%
Expected dividends	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended February 29, 2004 is:

	Exercise	May 31				Feb. 29
Expiry date	Price	2003	Issued	Exercised	Expired	2004
July 4, 2003	$0.16	147,500	–	–	(147,500)	–
October 19, 2003	$0.16	2,500,000	–	–	(2,500,000)	–
December 27, 2003 (i)	$0.22	1,037,125	–	(96,500)	(940,625)	–
December 31, 2005 (ii)	$0.10	–	37,500,000	–	–	37,500,000
		3,684,625	–	(96,500)	(3,588,125)	37,500,000

Weighted average exercise price		$ 0.18	$ 0.10	$ 0.22	$ 0.18	$ 0.10

(i)
On August 27, 2002, the Company completed a private placement of 1,037,125 units at a price of $0.20 per unit. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.22 until December 27, 2003. The share purchase warrants are subject to an accelerated expiry of 45 days if the closing price of the Company's shares, as traded on the TSX Venture Exchange over a ten consecutive day period, is greater than or equal to $0.33. On December 27, 2003, 940,625 warrants expired unexercised.

(ii)
On December 31, 2003, the Company completed a private placement of 37,500,000 units at a price of $0.08 per unit. Each unit was comprised a one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional share at a price of $0.10 until December 31, 2005. The share purchase warrants are subject to an accelerated expiry of 45 days if the closing price of the Company's shares, as traded on the TSX Venture Exchange over a ten consecutive day period, is greater than or equal to $0.18.

(e)	Contributed surplus

Balance, May 31, 2003	$–
Changes during 2004:
Non-cash stock-based compensation (note 8(c))	364,455
Contributed surplus, February 29, 2004	$364,455

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended February 29, 2004 (Expressed in Canadian Dollars)

9.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
Balances receivable (payable)	February 29, 2004	May 31, 2003
Exploration advance balances receivable
from (payable to) a related party
Hunter Dickinson Inc. (a)	$(558,850)	$(244,914)

	Nine months ended	Year ended
Transactions	February 29, 2004	May 31, 2003
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$247,354	$392,378
Hunter Dickinson Group Inc. (b)	–	19,375
Euro-American Capital Corporation (c)	18,094	43,727
Gordon J. Fretwell Law Corporation (d)	9,957	7,026

(a)
Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. Exploration advances to and from Hunter Dickinson Inc. have arisen, in the normal course, due to in-progress and near-term planned exploration work primarily on the Company's exploration properties. There are no specific terms of repayment.

(b)	Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company.

(c)	Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

(d)	Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

10.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

There were no significant non-cash transactions during the period, nor for the year ended May 31, 2003.

11.	RECLAMATION DEPOSIT

In May 2002, the Company deposited $70,000 in trust with Gordon J. Fretwell Law Corporation as a reclamation deposit related to the Haut Plateau Property (note 6(c)). In November 2002, the Company terminated its option on the Haut Plateau property. The reclamation deposit of $70,000 was returned to the Company in June 2003.

ROCKWELL VENTURES INC. Notes to the Consolidated Financial Statements For the period ended February 29, 2004 (Expressed in Canadian Dollars)

12.	INCOME TAXES

The significant component of the Company's future tax assets are as follows:

	2003	2002	2001

Net operating loss carry forwards	$1,000,000	$938,200	$832,000
Cumulative exploration and development expenses	1,345,700	1,226,300	1,326,600
Other	77,900	123,300	128,000
	2,423,600	2,287,800	2,286,600
Less: valuation allowance	(2,423,600)	(2,287,800)	(2,286,600)

Net future tax assets	$–	$–	$–

The Company has available for deduction against future taxable income non-capital losses of approximately $2,785,000 (2002 – $2,369,000, 2001 – $1,955,000). These losses, if not utilized, will expire in various years ranging from 2004 to 2010. Subject to certain restrictions, the Company also has resource expenditures, net of flow-through financing renounced to shareholders, of approximately $3,600,000 available to reduce taxable income in future years.

13.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable, reclamation deposit, security deposit, accounts payable and accrued liabilities and due to and from related party. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

14.	COMMITMENTS

The Company fulfilled its commitment to incur prior to December 31, 2003, on a best-efforts basis, approximately $197,000 in qualifying Canadian Exploration Expenses pursuant to a flow- through private equity placement.

On December 31, 2003, the Company completed a private placement (note 8(b)) which included $1,380,000 in flow-through financing. At February 29, 2004, the Company was committed to incur prior to December 31, 2004, on a best-efforts basis, approximately $1,206,100 in qualifying Canadian exploration expenditures pursuant to the flow-through private equity placement.

15.	SUBSEQUENT EVENTS

Subsequent to February 29, 2004, the Company:

(a) issued 5,000 common shares pursuant to the exercise of share purchase options and

(b) terminated its option to earn a 60% interest in the Royce Claims (note 6).